UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

Asset Purchase Agreement and Transaction

On April 1, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) entered into an Asset Purchase Agreement (the “Agreement”) with Nano Dimension Technologies Ltd. (the “Seller”), pursuant to which the Company agreed to acquire certain assets comprising the Seller’s additive manufacturing electronics business and Fabrica business (collectively, the “Assets”). The Assets to be acquired include the Seller’s intellectual property, equipment, tooling, books and records, inventory, transferred customer contracts and leasehold rights and accounts receivable. The transaction contemplated by the Agreement closed on April 6, 2026.

The total potential consideration payable for the Assets is up to $12,500,000 and consists of: (i) a cash payment of $2,000,000, payable at the closing; and (ii) potential deferred consideration of up to $10,500,000 (the “Deferred Consideration”) is based on net cash proceeds collected during the 12-month period following the closing (the “Deferred Consideration Period”). The Deferred Consideration will consist of: (i) 50% of net cash proceeds collected as part of the Assets, up to a maximum amount of $4,000,000; and (ii) 50% of aggregate Fabrica net cash proceeds, up to a maximum amount of $6,500,000. For purposes of the Deferred Consideration, net cash proceeds is equal to the cash actually collected, net of certain expenses, tax, and commissions. Pursuant to the terms of the Agreement, the Company will be required to deliver quarterly statements within 30 days after each three-month period, with a final true-up and payment within 30 days following the conclusion of the Deferred Consideration Period. The closing is subject to customary conditions, including: (i) delivery of corporate approvals; (ii) execution of intellectual property assignment instruments; and (iii) the receipt of third party’s approvals or the transfer of research and development programs.

The foregoing description of the Agreement set forth above is qualified in its entirety by reference to the full text of the Agreement attached hereto as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

The Agreement and the foregoing description thereof, have been included to provide investors and shareholders with information regarding the terms of the Agreement. Any assertions in the representations and warranties contained in the Agreement are qualified by information in confidential disclosure schedules delivered by each of the Company and the Seller to the other party, respectively, in connection with the signing of the Agreement. Moreover, certain representations and warranties in the Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties to the Agreement. Accordingly, the representations and warranties in the Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should be considered in light of the entirety of the factual disclosure about the Company in the Company’s public reports filed with the Securities and Exchange Commission (the “SEC”). Information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

A copy of the press release related to the acquisition entitled “Inspira Technologies Announces Acquisition of the AME Platform from Nano Dimension” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses the expected purchase and closing of the Agreement and receipt of the Assets from the Seller; and the consideration payable for the acquired Assets. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this Report. The forward-looking statements contained or implied in this Report are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F, filed with the SEC on March 26, 2026, and in subsequent filings with the Securities and Exchange Commission (the “SEC”). Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Exhibit No.
10.1	Asset Purchase Agreement, dated April 1, 2026, by and between Inspira Technologies Oxy B.H.N. Ltd. and Nano Dimension Technologies Ltd.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on April 6, 2026, titled “Inspira Technologies Announces Acquisition of the AME Platform from Nano Dimension.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: April 6, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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